

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2021

Chan Heng Fai
Chairman and Chief Executive Officer
Alset EHome International Inc.
4800 Montgomery Lane
Suite 210
Bethesda, MD 20814

      Re: Alset EHome International Inc.
          Draft Registration Statement on Form S-1
          Submitted November 18, 2021
          CIK No. 0001750106

Dear Mr. Fai:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Catherine De Lorenzo at 202-551-4079 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Darrin M. Ocasio